UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

THE EDELMAN FINANCIAL GROUP INC.

(Name of lssuer)

Common Stock, $.01 par value

(Title of Class of Securities)

27943Q105

(CUSIP Number)

The Edelman Financial Group Inc.

600 Travis, Suite 5800

Houston, Texas 77002

Attn: John T. Unger (713) 224-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27943Q105

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Don A. Sanders
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) SC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,987,850
	(8)	Shared voting power 52,164
	(9)	Sole dispositive power 1,987,850
	(10)	Shared dispositive power 181,407
(11)	Aggregate amount beneficially owned by each reporting person 2,221,421
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 7.5%[1]
(14)	Type of reporting person (see instructions) IN

[1]	Based on 29,597,807 shares of the Issuer outstanding as of April 16, 2012.

CUSIP No. 27943Q105

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Ben T. Morris
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) SC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 877,638
	(8)	Shared voting power 0
	(9)	Sole dispositive power 877,638
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 877,638
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 3.0%[2]
(14)	Type of reporting person (see instructions) IN

[2]	Based on 29,597,807 shares of the Issuer outstanding as of April 16, 2012.

CUSIP No. 27943Q105

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). George L. Ball
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) SC, PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,055,379
	(8)	Shared voting power 555,888
	(9)	Sole dispositive power 1,055,379
	(10)	Shared dispositive power 555,888
(11)	Aggregate amount beneficially owned by each reporting person 1,611,267
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 5.4%[3]
(14)	Type of reporting person (see instructions) IN

[3]	Based on 29,597,807 shares of the Issuer outstanding as of April 16, 2012.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock (the “Common Stock”) of The Edelman Financial Group, Inc., a Texas corporation (the “Issuer”), whose principal executive office is located at 600 Travis, Suite 5800, Houston, Texas 77002.

Item 2. Identity and Background.

Don A. Sanders’ business address is 600 Travis, Suite 5800, Houston, Texas 77002. Mr. Sanders is a director and Vice Chairman of the Issuer.

Ben T. Morris’ business address is 600 Travis, Suite 5800, Houston, Texas 77002. Mr. Morris is a director and Vice Chairman of the Issuer.

George L. Ball’s business address is 600 Travis, Suite 5800, Houston, Texas 77002. Mr. Ball is Chairman of the Board and Co-Chief Executive Officer of the Issuer.

During the past five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the reporting persons was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Each of the reporting persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

No funds were used by the reporting persons in acquiring the securities, except for the purchase of 25,000 shares of the Issuer purchased by George L. Ball with his personal funds on March 23, 2011. The remaining shares of the Issuer were received by the reporting persons as consideration for the merger in January 2000 of Sanders Morris Mundy Inc. and Harris Webb & Garrison, Inc., which became a wholly owned subsidiary of Sanders Morris Harris Group Inc., or upon the exercise of stock options or vesting of awards of restricted stock or restricted stock units granted under the Issuer’s Long-Term Incentive Plan. In May 2011, the Issuer changed its name to The Edelman Financial Group Inc.

Item 4. Purpose of Transaction.

On April 16, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) among the Issuer, Summer Holdings II, Inc., a Delaware corporation (“Parent”) and Summer Merger Sub, Inc. (“Merger Sub”), a Texas corporation, pursuant to which Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the wholly owned subsidiary of Parent, all subject to the terms and conditions set forth in the Merger Agreement (the “Merger”). Each of Parent and Merger Sub is controlled by Lee Equity Partners, LLC.

In connection with the Merger Agreement, Messrs. Sanders, Morris and Ball entered into a Voting Agreement with Parent, dated as of April 16, 2012 (the “Voting Agreement”), pursuant to which each of Mr. Sanders, Mr. Morris and Mr. Ball agreed, among other things, subject to the terms and conditions set forth therein, to vote the shares Common Stock held by them in favor of the Merger and against any proposal made in opposition to the Merger. Each of Mr. Sanders, Mr. Morris and Mr. Ball also agreed, solely in their capacities as stockholders, that, during the period beginning on April 16, 2012 and ending on the Expiration Date (as defined in the Voting Agreement), they shall each not, among other things, (x) transfer any of their respective shares of Common Stock, (y) solicit or make any competing proposal, or (z) enter into any voting or similar agreement with respect to any of the Common Stock they respectively hold. The preceding description of the Voting Agreement is qualified in its entirety by the Voting Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

Also in connection with the Merger Agreement, Messrs. Sanders, Morris and Ball each entered into a Contribution Agreement, dated as of April 16, 2012 (collectively, the “Contribution Agreements”), with Lee Summer, LP, a Delaware limited partnership (the “Partnership”) of which Parent is a wholly owned subsidiary. Pursuant to the Contribution Agreements, (a) Mr. Sanders agreed, subject to the terms and conditions set forth therein and in connection with the consummation of the Merger, to contribute 1,036,301 shares of the Issuer to the Partnership, (b) Mr. Morris agreed, subject to the terms and conditions set forth therein and in connection with the consummation of the Merger, to contribute 438,819 shares of the Issuer to the Partnership, and (c) Mr. Ball agreed, subject to the terms and conditions set forth therein and in connection with the consummation of the Merger, to contribute 585,842 shares of the Issuer to the Partnership, each in exchange for Class A Units (as defined in the Contribution Agreement) of the Partnership. The preceding description of the Contribution Agreements is qualified in its entirety by the Contribution Agreements, copies of which are attached hereto as Exhibit B, Exhibit C and Exhibit D and are incorporated herein by reference.

Item 5. Interest in Securities of the lssuer

The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

	Aggregate Number of
Beneficial Owner	Shares Owned		Percentage of Class
Don A. Sanders	2,221,421	(1)	7.5%
Ben T. Morris	877,638	(2)	3.0%
George L. Ball	1,611,267	(3)	5.5%

(1)	Includes 52,164 shares owned by the Tanya Jo Drury Trust of which Mr. Sanders is co-trustee and 181,407 shares held in client brokerage accounts over which Mr. Sanders has shared dispositive power. Mr. Sanders disclaims beneficial ownership of all shares held in client brokerage accounts over which he has shared dispositive power.
(2)	Includes 1,250 shares of restricted stock.
(3)	Includes 2,500 shares of restricted stock and 25,551 shares owned by Mr. Ball’s wife, 6,000 shares owned by the Bonner S. Ball Family Trust Agency, and 524,337 shares owned by Sanders Morris Harris Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 4, none of the persons identified in Item 2 has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit A.	Voting Agreement, dated as of April 16, 2012, by and among Summer Holdings II, Inc., and the persons listed on Schedule 1 thereto.

Exhibit B.	Contribution Agreement, dated as of April 16, 2012, by and among Lee Summer, LP, Lee Summer GP, LLC, Don A. Sanders and the 2003 Sanders Children’s Trust.

Exhibit C.	Contribution Agreement, dated as of April 16, 2012, by and among Lee Summer, LP, Lee Summer GP, LLC, and Ben T. Morris.

Exhibit D.	Contribution Agreement, dated as of April 16, 2012, by and among Lee Summer, LP, Lee Summer GP, LLC, and George L. Ball.

Exhibit E.	Agreement Concerning Joint Filing of Schedule 13 D/A (Amendment No. 3).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2012 (Date)

/s/ Don A. Sanders
Don A. Sanders

/s/ Ben T. Morris
Ben T. Morris

/s/ George L. Ball
George L. Ball